UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

3DICON CORPORATION
(Name of Issuer)

COMMON
(Title of Class of Securities)

88579F201
(CUSIP Number)

DECEMBER 31ST, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 88579F201	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS GOLDEN STATE EQUITY INVESTORS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 148,027,278
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 148,027,278
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,027,278
10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

The aggregate amount in Row 9 represents the maximum amount of shares that Golden State Equity Investors, Inc. can beneficially control under a contractually stipulated 9.99% ownership restriction. The full potential amount of shares that may be purchased by Golden State Equity Investors, Inc. would otherwise exceed such amount ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Cusip No. 88579F201	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
3DICON CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6804 South Canton Avenue, Suite 150, Tulsa, Oklahoma 74136

Item 2(a).	Name of Person Filing:
GOLDEN STATE EQUITY INVESTORS, INC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1150 Silverado Street, Suite 203, La Jolla, CA 92037

Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities:
COMMON STOCK

Item 2(e).	CUSIP Number:
88579F102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 88579F201	13G	Page 4 of 5 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
148,027,278

(b)	Percent of class:
9.99%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 148,027,278
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 148,027,278
(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:
NOT APPLICABLE

Item 10.	Certifications:

Cusip No. 88579F201	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9th, 2017

By:

Name:	TRAVIS HUFF

Title:	PORTFOLIO MANAGER & VICE PRESIDENT